PENN WEST ANNOUNCES CONFERENCE CALL DETAILS

TO DISCUSS ITS RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2014

FOR IMMEDIATE RELEASE, September 18, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or the “Company”) is expected to release its second quarter 2014 financial and operating results on Thursday, September 18, 2014 before North American markets open. The second quarter 2014 management’s discussion and analysis and unaudited consolidated financial statements will be available on the website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A presentation will accompany the conference call and will be available via the webcast. Alternatively, the presentation will be made available immediately prior to the conference call start time of 11:00am MST on Penn West’s website at: http://www.pennwest.com/investors/presentations-webcasts

CONFERENCE CALL & WEBCAST DETAILS

A conference call and webcast presentation will be held to discuss the matters noted above at 11:00am Mountain Time (1:00pm Eastern Time) on Thursday, September 18, 2014.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL: http://event.on24.com/r.htm?e=851785&s=1&k=9B14D34412D44CCC18D76892762758EE

A digital recording will be available for replay two hours after the call’s completion, and will remain available until October 2, 2014 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 5903255, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com